SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

05012503

8 November 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 7 November 2005 as published in the South China Morning Post in Hong Kong on 8 November 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. J P Morgan
- Ms. Tintin Subagyo

11/14

E\cw\sa\connected-jixiang\ltr-sx.doc.28

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

8 NOVEMBER 2005

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

Further Announcement regarding Discloseable and Connected Transactions relating to the Joint Acquisition, Ownership and Development of the Sites in Jingan District, Shanghai, the PRC

Amendments to Company 3 Contract

The parties to the Company 3 Contract have agreed to vary certain terms of the Company 3 Contract. As a result, based on the revised arrangements and estimated figure below, the total consideration payable by KPL and SA on the same pro-rata basis for the acquisition of Company 3 and the site clearance costs for Site 3b and all related costs will be increased by RMB342,150,897 (HK$328,991,247).

The additional costs payable in respect of Company 3 Contract will be absorbed within the US$700,000,000 (HK$5,460,000,000) maximum capital commitment of the Project under the Master Agreement and within the respective maximum commitment of KPL (US$357,000,000 (HK$2,784,600,000)) and SA (US$343,000,000 (HK$2,675,400,000)) in respect of the Project.

Reference is made to the joint announcement of KPL and SA dated 3 May 2004 (the "**First Joint Announcement**"), the circulars of KPL and SA both dated 31 May 2004, the joint announcement of KPL and SA dated 30 September 2004 and the joint announcement of KPL and SA dated 13 April 2005 (the "**Third Joint Announcement**"), in relation to the Master Agreement relating to the joint acquisition, ownership and development of the Sites in Jingan District, Shanghai, the PRC. Terms used herein shall have the same meanings as those defined in the First Joint Announcement unless the context requires otherwise.

As stated in the First Joint Announcement, SRE, Shanghai Housing, KSD, KSJN, Party A and Company 3 entered into a contract on 13 April 2004 pursuant to which:

(a) SRE and Shanghai Housing (both of which, and their respective ultimate beneficial owners, being third parties independent of and not connected with or related to SA or KPL or any of their subsidiaries or their respective associates or connected persons of SA or KPL) would sell (as vendors) their entire interests in Company 3 to KSD, KSJN and Party A in the proportions of 50.5%, 48.5% and 1% for a total consideration of RMB20,000,000 (HK$19,230,769) (as to RMB10,100,000 (HK$9,711,538) payable by KSD, as to RMB9,700,000 (HK$9,326,923) payable by KSJN and as to RMB200,000 (HK$192,308) payable by Party A);

(b) KSD, KSJN and Party A would provide, following the acquisition, funds to Company 3 upon the same terms and conditions in an amount equivalent to RMB394,597,736 (HK$379,420,900) (as to RMB199,271,857 (HK$191,607,555) by KSD, as to RMB191,379,902 (HK$184,019,136) by KSJN and as to RMB3,945,977 (HK$3,794,209) by Party A respectively) by way of shareholders' loans and/or equity contribution for the purpose of repayment of the amounts due by Company 3 to SRE and Shanghai Housing;

(c) KSD, KSJN, Party A and Company 3 would use all reasonable endeavours to procure Company 3 to enter into an agreement with SRE (the "**Entrustment Agreement**") whereby SRE would be responsible for the clearance and delivery of vacant possession and the provision of the related public utilities for Site 3b for a consideration of RMB174,184,358 (HK$167,484,960), which includes a sum of RMB155,000,000 (HK$149,038,462) being the estimated site clearance cost. In the event that the site clearance cost exceeds RMB155,000,000, Company 3 would be responsible for 25% of the increased site clearance costs provided that Company 3's liability for such increased clearance costs would not exceed RMB5,000,000 (HK$4,807,692) whereby SRE and the third party site clearance company commissioned by SRE shall be responsible for 25% and 50% respectively of the increased site clearance costs.

As stated in the Third Joint Announcement, due to recent changes in the PRC laws regarding disposition of state-owned assets, certain PRC government approvals required to implement Company 3 Contract and Company 4 Contract had not yet been obtained by 31 March 2005. To allow sufficient time for resolving issues arising therefrom, KPL and SA have agreed to extend the deadline for the execution of all the contracts and agreements contemplated under the Underlying Contracts to 31 December 2005 or such later date as the parties may agree.

KPL and SA have been subsequently advised by SRE/Shanghai Housing that PRC governmental approvals are unlikely to be granted for the disposition by SRE/Shanghai Housing of their interests in Company 3 based on the existing terms of the Company 3 Contract. Accordingly, by a supplemental agreement (the "**Supplemental Company 3 Contract**") entered into between the parties on 7 January 2005 and following subsequent further negotiations between KPL/SA and SRE/Shanghai Housing in light of recent changes in the PRC laws regarding disposition of state-owned assets, the terms of the Company 3 Contract were varied such that:

(i) Party A will no longer participate in the acquisition of Company 3. KSD and KSJN shall acquire the 1% interest in Company 3 in equal share from Party A so that KSD and KSJN will be interested in 51% and 49%, respectively, in the shareholding of Company 3; as a result thereof, the total costs for the acquisition by KSD and KSJN of the additional 1% interest in Company 3 (i.e. the original amount payable by Party A under Company 3 Contract plus the increased funding requirements arising from the changes and variations in the terms of the Company 3 Contract as set out below) will, as set out in row (7) of Column (E) in the table below, be RMB9,250,452 (HK$8,894,665); and, accordingly, the amount payable by each of KSD and KSJN will be RMB4,625,226 (HK$4,447,333), as shown in row (7) of Columns (B) and (C) respectively;

(ii) KSD and KSJN, being the remaining parties to the Company 3 Contract, would be required to provide additional funding by way of shareholder's loans and/or equity contribution for the purpose of enabling Company 3 to repay the shareholders' loans due and owing by it to SRE/Shanghai Housing. The total amount of the additional shareholders' loans which are required to be repayable by Company 3 to SRE/Shanghai Housing is, as shown as row (2) of Column (A) in the table below, RMB161,075,766 (HK$154,880,544). Accordingly, KSD and KSJN would on a pro-rata basis (in the ratio of 51:49) provide additional funds in the amount of RMB82,148,641 (HK$78,989,078) and RMB78,927,125 (HK$75,891,466) respectively (in addition to RMB394,597,736 being the amounts due by Company 3 to SRE and Shanghai Housing) to Company 3 by way of shareholders' loans and/or equity contribution for the purposes of repayment of the debt/shareholders' loans due and owing by Company 3 to SRE/Shanghai Housing;

(iii) SRE would be released from its obligation to undertake site clearance under the Entrustment Agreement. Accordingly, Company 3 would not pay SRE the sum of RMB155,000,000. Instead, Company 3 would enter into site clearance agreement directly with third party contractors for the clearance of Site 3b. It is currently estimated that, following a recent change in governmental regulations relating to site clearance and subject to further negotiation with the existing occupants on site, the site clearance costs would increase by RMB143,000,000 (HK$137,500,000) to approximately RMB298,000,000 (HK$286,538,462) which is payable by Company 3 (as shown in row (4) of Column (A) in the table below);

(iv) the amount payable to SRE under the Entrustment Agreement for provision of the related public utilities (after excluding therefrom the pre-agreed site clearance fees of RMB155,000,000 mentioned in (c) above) would be reduced by RMB1,075,766 (HK$1,034,390) to RMB18,108,592 (HK$17,412,108) (as shown in row (5) of Column (A) in the table below); and

(v) interest accrued on the shareholders' loans due by Company 3 to SRE/Shanghai Housing commencing from June 2004 up to 31 August 2005 in the amount of RMB33,263,076 (HK$31,983,727) was charged by SRE/Shanghai Housing (as shown in row (3) of Column (A) in the table below) and KSD and KSJN would on a pro-rata basis (in the ratio of 51:49) provide additional funds in the amount of RMB16,964,169 (HK$16,311,701) and RMB16,298,907 (HK$15,672,026) respectively to Company 3 by way of shareholders' loans and/or equity contribution for the purposes of repayment of such interest.

The increase in the consideration payable by KSD and KSJN for the acquisition of Company 3 (including the site clearance costs of Site 3b and all related costs) is analysed as follows:

	Increase/(decrease) in funding requirement				Cost after variations for Party A's 1% interest in Company 3
Payment Items ("Items")	**Total 100.00%**	**KSD 50.50%**	**KSJN 48.50%**	**Total for KSD and KSJN**	
	RMB *(A)*[i]	*RMB* *(B)*[ii]	*RMB* *(C)*[iii]	*RMB* *(D)= (B)+(C)*[iv]	*RMB* *(E)*[v]
(1) Consideration for Party A's 1% equity interest in Company 3	N/A	N/A	N/A	N/A	200,000
(2) Funding to Company 3 for repayment of shareholders' loans due to SRE/Shanghai Housing	161,075,766	81,343,262	78,121,747	159,465,009	5,556,735
(3) Funding to Company 3 for repayment of interest accrued on the shareholders' loans commencing from June 2004 up to 31 August 2005	33,263,076	16,797,853	16,132,592	32,930,445	332,631
(4) Site clearance costs for Site 3b	143,000,000	72,215,000	69,355,000	141,570,000	2,980,000
(5) Payment to SRE under the Entrustment Agreement for provision of related public utilities	(1,075,766)	(543,262)	(521,747)	(1,065,009)	181,086
(6) Increase in funding requirement resulting from change in costs	336,263,076	169,812,853	163,087,592	332,900,445	
(7) Cost for acquisition of additional 0.5% interest in Company 3 by each of KSD and KSJN		4,625,226	4,625,226	9,250,452	9,250,452
(8)		174,438,079	167,712,818	342,150,897	

Notes:

(i) Column (A): the total amount (in RMB) of the changes in the funding requirements for each Item.

(ii) Column (B): in respect of each Item, KSD's share (50.5%, prior to the acquisition of Party A's 0.5% interest) of the total amount of the changes.

(iii) Column (C): in respect of each Item, KSJN's share (48.50%, prior to the acquisition of Party A's 0.5% interest) of the total amount of the changes.

(iv) Column (D): in respect of each Item, the aggregate amount of KSD's and KSJN's share of the amount of the changes (prior to the acquisition of Party A's 1% interest).

(v) Column (E): the total amount payable by Party A in respect of each Item, which include both the original amount and the increased amount payable under the original Company 3 Contract, as varied by the Supplemental Company 3 Contract and the subsequent negotiations in the manner aforesaid.

As a result, based on the revised arrangements set out in the Supplemental Company 3 Contract and the subsequent negotiations between the parties to Company 3 Contract, the consideration payable by each of KSD and KSJN for the acquisition of Company 3 including the site clearance costs of Site 3b and all related costs will be increased by RMB174,438,079 (HK$167,728,922) and RMB167,712,818 (HK$161,262,325) respectively.

As the additional costs payable by KSD and KSJN in respect of Company 3 Contract will be absorbed within the US$700,000,000 (HK$5,460,000,000) maximum capital commitment of the Project under the Master Agreement and within the respective maximum commitment of KPL (US$357,000,000 (HK$2,784,600,000)) and SA (US$343,000,000 (HK$2,675,400,000)) in respect of the Project (as disclosed in the circulars of KPL and SA both dated 31 May 2004), the KPL Board and the SA Board consider that the changes above do not constitute material variations to the transactions contemplated by the Master Agreement and are within the scope of the resolutions passed by their respective independent shareholders on 25 June 2004 and 29 June 2004 respectively. Each of ING Bank N.V. and Cazenove Asia Limited, the independent financial advisers of KPL and SA respectively, has confirmed that the changes above do not constitute material variations to the transactions contemplated by the Master Agreement nor affect its advice and opinion given in the circular dated 31 May 2004 issued to the shareholders of KPL and SA respectively. The independent board committees of KPL (comprising Messrs. William Winship Flanz, Lau Ling Fai, Herald and Christopher Roger Moss, O.B.E.) and SA (comprising Messrs. Alexander Reid Hamilton, Tow Heng Tan and Timothy David Dattels) respectively have confirmed that the changes above do not constitute material variations to the transactions contemplated by the Master Agreement and are within the scope of the resolutions passed by their independent shareholders respectively on 25 June 2004 and 29 June 2004 and therefore do not affect their respective opinions and recommendations given in the circular dated 31 May 2004 issued to the shareholders of KPL and SA respectively.

As at the date of this announcement, the KPL Directors are Messrs. Ang Keng Lam⁺, Wong Siu Kong⁺, Ho Shut Kan⁺, Ma Wing Kai, William⁺, William Winship Flanz#, Lau Ling Fai, Herald#, Christopher Roger Moss, O.B.E.# and Tse Kai Chi@, and the SA Directors are Messrs. Kuok Khoon Loong, Edward⁺, Ye Longfei⁺, Giovanni Angelini⁺, Lui Man Shing⁺, Ng Si Fong, Alan⁺, Ho Kian Guan@, Lee Yong Sun@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Tow Heng Tan# and Timothy David Dattels#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

Amounts denominated in RMB in this announcement has been converted into HK$ at a rate of RMB1.04 = HK$1 for illustration purposes.

Amounts denominated in US$ in this announcement has been converted into HK$ at a rate of US$1 = HK$7.80 for illustration purposes.

By Order of the Board
Kerry Properties Limited
Ang Keng Lam
Chairman

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 7th November 2005

* *For identification purpose only*
⁺ *Executive director*
@ *Non-executive director*
\# *Independent non-executive director*